UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 6)*


                        NORTEK, INC.
                      (Name of Issuer)


           Common Stock, par value $1.00 per share
       Special Common Stock, par value $1.00 per share
               (Title of Class of Securities)


                          65655910
                       (CUSIP Number)


Richard L. Bready   COPY TO:  Douglass N. Ellis, Jr., Esq.
c/o Nortek, Inc.              Ropes & Gray
50 Kennedy Plaza              One International Place
Providence, RI 02903          Boston, MA 02110
(401) 751-1600                (617) 951-7000
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


            April 15, 1997 and February 18, 1998
  (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. Sue Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment   containing   information   which   would   alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65655910

1.     Names of Reporting Persons I.R.S. Identification
       Nos. of Above Persons (entities only)

       Richard L. Bready

2.    Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) ___
      (b) ___


3.    SEC Use Only

4.    Source of Funds (See Instructions)

      PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items2(d) or 2(e)

     [   ]

6.    Citizenship or Place of Organization

      U.S.A.

Number of      7.   Sole Voting Power
Shares Bene-        354,150 shares of Common Stock
ficially            597,031 shares of Special Common Stock
Owned by
Each Report-   8.   Shared Voting Power
ing Person          236,800 shares of Common Stock
With                46,263 shares of Special Common Stock

               9.   Sole Dispositive Power
                    354,150 shares of Common Stock
                    597,031 shares of Special Common Stock

               10.  Shared Dispositve Power
                    236,800 shares of Common Stock
                    46,263 shares of Special Common Stock


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     354,150 shares of Common Stock
     597,031 shares of Special Common Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                  [X]
     The amount set forth in row (11) excludes 236,800 shares of Common Stock and 46,263 shares of Special
     Common Stock of which Bready disclaims beneficial ownership.

13.  Percent of Class Represented by Amount in Row (11)

     9.7 percent of Common Stock (including the Special
     Common Stock in the calculations)
     74.0 percent of Special Common Stock

14.  Type of Reporting Person (See Instructions)

     IN

Item 1.  Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock") and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

Item 2.  Identity and Background.

     (a) The person filing this statement is Richard L.
Bready (hereinafter, "Bready" or the "Reporting Person").

     (b)  Bready's business address is Nortek, Inc., 50
Kennedy Plaza, Providence, Rhode Island 02903.

     (c) Bready's present principal employment is as chairman and chief executive officer of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Bready is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of Common Stock and Special Common Stock were acquired with personal funds of Bready or were acquired through the exercise of options held by Bready which were paid for with personal funds of Bready or the delivery of Common Stock held by Bready. On April 15, 1997 the exercise date for options to purchase 275,000 shares of Special Common Stock was accelerated from May 8, 1998 to May 8, 1997.

Item 4.  Purpose of Transaction.

     The Reporting Person has no present plans or proposals which related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer.

     (a-b) As of the close of business on February 18, 1998, Bready directly owned (x) 597,031 shares of Special Common Stock (including 223,849 such shares that Bready has a right to acquire pursuant to certain employee stock options) and (y) 354,150 shares of Common Stock (including 50,000 such shares that Bready has a right to acquire pursuant to certain employee stock options). These shares represent 9.7% of all outstanding shares (Common Stock and Special Common Stock taken as a group) and 74.0% of the Special Common Stock. Bready has both sole voting and dispositive power with respect to these shares.

     Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of February 18, 1998. Under the provisions of the trust agreement governing such pension plans, the Issuer may instruct the Trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. Bready disclaims beneficial ownership of the shares held by such pension plans.

     (c) On January 28, 1998 Bready exercised an option for
101,151 shares of Special Common Stock and paid the aggregate exercise price for such shares by delivery of 55,131 shares of Common Stock to the issuer. On February
17, 1998 Bready exercised an option for 150,000 shares of Common Stock and on February 18, 1998 sold such 150,000 shares of Common Stock in a private sale at $32.46875 per share.

     (d) Not applicable.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

     The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to the Filed as Exhibits.
          Not applicable.

                         SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 1998

                                     Richard L. Bready

                              By:/s/ Richard L. Bready
                                 ----------------------